                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                         DELTA WOODSIDE INDUSTRIES, INC.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   247909 10 4
                     ---------------------------------------
                                 (CUSIP Number)

                               Bettis C. Rainsford
                            108 1/2 Courthouse Square
                         Edgefield, South Carolina 29824
                                 (803) 637-5304
             ------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 22, 2001
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)


                               Page 1 of 6 pages

                                  SCHEDULE 13D


--------------------------------------------------------------------------------------------------------------------
CUSIP NO.      247909 10 4                                                    PAGE     2      OF    6     PAGES
          ----------------                                                         ----------    --------
--------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           Bettis C. Rainsford
           ###-##-####
--------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                                (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)
           NA
--------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           US
--------------------------------------------------------------------------------------------------------------------
     NUMBER OF       7          SOLE VOTING POWER
      SHARES
   BENEFICIALLY                 3,059,849
     OWNED BY   ----------------------------------------------------------------------------------------------------
       EACH          8          SHARED VOTING POWER
     REPORTING
      PERSON                   0
       WITH
--------------------------------------------------------------------------------------------------------------------
                     9          SOLE  DISPOSITIVE POWER

                                3,059,849
--------------------------------------------------------------------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,059,849
--------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
           (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.7%
--------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
           IN
--------------------------------------------------------------------------------------------------------------------

                               Page 2 of 6 pages

                                 AMENDMENT NO. 6
                                TO SCHEDULE 13-D

         This Amendment No. 6 restates, in its entirety, the statement on
Schedule 13D, as amended, relating to the Common Stock, $.01 par value ("Shares"), of Delta Woodside Industries, Inc., a South Carolina corporation, (the "Company") filed on behalf of Bettis C. Rainsford, a shareholder of the Company.

Item 1.           Security and Issuer

                  Common Stock, $.01 par value

                  Delta Woodside Industries, Inc.
                  100 Augusta Street
                  Greenville, South Carolina 29601

Item 2.           Identity and Background

         (a)      Name of filing person:

                           Bettis C. Rainsford

         (b)      Business Address:

                           108 1/2 Courthouse Square
                           Edgefield, South Carolina 29824

         (c)      Principal Occupation:

                           President
                           Rainsford Development Corporation
                           108 1/2 Courthouse Square
                           Edgefield, South Carolina 29824
                           (General business development activities)

                           Mr. Rainsford was a director of the Company, until his resignation on September 14, 2000.

         (d) During the past five years, Mr. Rainsford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Rainsford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or other Consideration

         Mr. Rainsford has owned most of the Shares that he currently owns for more than ten years. Since December 14, 1999, Mr. Rainsford acquired 148,800 shares pursuant to the Company's Long-Term Incentive Plan and 8,889 shares as compensation for his services as a director through September 14, 2000.

                               Page 3 of 6 pages

Item 4.           Purpose of Transaction

         Mr. Rainsford has owned most of the Shares that he currently owns for more than ten years. Mr. Rainsford holds the shares for investment purposes and will continue to review this investment based on an evaluation of the Company and its business and prospects, including the Company's business and the market price of the Common Stock. Mr. Rainsford may explore from time to time in the future a variety of alternatives with respect to his investment, including, without limitation, one or more of the following: (a) the acquisition of additional securities of the Company; (b) the disposition of all or any portion of securities of the Company held by Mr. Rainsford; (c) an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving the Company; or (d) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

         (a) Aggregate number and percentage of class of securities beneficially owned by reporting person:

         Name                          Number of Shares        Percentage
         Bettis C. Rainsford           3,059,849               12.7%

         (b)      Number of shares as to which there is:

                  (i)      Sole power to vote or direct the vote:

                           Name                       Number of Shares
                           Bettis C. Rainsford        3,059,847

                  (ii)     Shared power to vote or direct the vote:

                           Name                       Number of Shares
                           Bettis C. Rainsford        0

                  (iii)    Sole power to dispose or direct the disposition:

                           Name                       Number of Shares
                           Bettis C. Rainsford        3,059,847

                  (iv)     Shared power to dispose or direct the disposition:

                           Name                       Number of Shares
                           Bettis C. Rainsford        0

         (c) Description of transactions in the class of securities effected since the last filing or the last 60 days (whichever is the lesser of the two time periods):

         Over the past 60 days, Mr. Rainsford has sold 195,350 Shares at an average price of $1.26 per share. Additionally, The Edgefield County Foundation, a charitable trust, as to which shares Mr. Rainsford holds sole voting and investment power but disclaims beneficial ownership, has sold 47,945 Shares at an average price of $1.37 per share.

         (d) Statement regarding the right of any person to receive or the power of any other person to direct the receipt of dividends from, or the proceeds from the sale of, such securities:

                  Mr. Rainsford has pledged a total of 2,757,986 shares to two commercial banks, Carolina First Bank and Southtrust Bank, N.A. (the "Banks"), as security for certain loans. Under the loan agreements, in certain circumstances, the Banks have the right to receive proceeds from the sale of the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer


                               Page 4 of 6 pages

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                  As discussed in Item 5(d), Mr. Rainsford has pledged a total of 2,757,986 Shares to two commercial banks, Carolina First Bank and Southtrust Bank, N.A.

Item 7.           Material to be Filed as Exhibits

                  None


                               Page 5 of 6 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2000

                                             /s/ Bettis C. Rainsford
                                             ---------------------------------
                                             Bettis C. Rainsford


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